SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

AMENDMENT NO. 1

to

ANNUAL REPORT

of

KfW

(Name of Registrant)

Date of end of last fiscal year: December 31, 2025

SECURITIES REGISTERED

(As of the close of the fiscal year)*

TITLE OF ISSUE	AMOUNT AS TO WHICH REGISTRATION IS EFFECTIVE	NAMES OF EXCHANGES ON WHICH REGISTERED
N/A	N/A	N/A

*	The registrant files annual reports on Form 18-K on a voluntary basis.

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission:

SINA R. HEKMAT

Hogan Lovells US LLP

390 Madison Avenue

New York, NY 10017

The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended December 31, 2025, as follows:

–	Exhibit (d) is hereby amended by adding the text under the caption “Presentation of Financial and Other Information” on page 1 hereof to the “Presentation of Financial and Other Information” section;

–	Exhibit (d) is hereby amended by adding the text under the caption “Recent Developments—KfW” on pages 2 to 6 hereof to the “Recent Developments—KfW” section;

–

Exhibit (d) is hereby amended by replacing the text under the caption “Recent Developments—The Federal Republic of Germany—Overview of Key Economic Figures” with the text under the caption “Recent Developments—The Federal Republic of Germany—Overview of Key Economic Figures” on pages 7 to 10 hereof;

–

Exhibit (d) is hereby amended by adding the text under the caption “Recent Developments—The Federal Republic of Germany—Economic Outlook” on page 10 hereof to the “Recent Developments—The Federal Republic of Germany” section; and

–

Exhibit (d) is hereby amended by adding the text under the caption “Recent Developments—The Federal Republic of Germany—Other Recent Developments” on pages 10 to 11 hereof to the “Recent Developments—The Federal Republic of Germany—Other Recent Developments” section.

This report is intended to be incorporated by reference into KfW’s prospectus dated June 26, 2026 and any future prospectus filed by KfW with the Securities and Exchange Commission to the extent such prospectus states that it incorporates by reference this report.

-i-

-ii-

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

On August 4, 2026, the euro foreign exchange reference rate as published by the European Central Bank was EUR 1.00 = U.S. dollar 1.1515 (EUR 0.8684 per U.S. dollar).

RECENT DEVELOPMENTS

KFW

KfW’s Results for the Six Months Ended June 30, 2026

KfW is not required by law to prepare and publish interim financial statements in conformity with IFRS® Accounting Standards, as adopted by the EU (“IFRS Accounting Standards”) applicable to interim financial reporting. Accordingly, KfW only prepares selected interim financial information rather than a full set of interim financial statements. The following information is based on this selected unaudited interim financial information prepared by KfW on the basis of the recognition and measurement principles of IFRS Accounting Standards applicable to interim financial reporting. This information is not necessarily indicative of the figures of KfW Group for the full year ending December 31, 2026.

KfW Group’s total assets increased by 1.8%, or EUR 9.7 billion, from EUR 540.7 billion as of December 31, 2025 to EUR 550.4 billion as of June 30, 2026. KfW Group’s operating result before valuation and promotional activities amounted to EUR 1,103 million for the six months ended June 30, 2026, compared to EUR 969 million for the corresponding period in 2025. The main driver for KfW Group’s operating result before valuation and promotional activities during the six months ended June 30, 2026, was net interest income. KfW Group’s operating result before valuation and promotional activities is before (i) risk provisions for lending business, (ii) net gains/losses from securities and investments, (iii) net gains/losses from hedge accounting and other financial instruments at fair value through profit or loss, and (iv) expenses relating to promotional activities. These valuation effects consisted mainly of the following:

•	Expenses from risk provisions in an amount of EUR 74 million for the six months ended June 30, 2026, compared to expenses in an amount of EUR 95 million for the corresponding period in 2025;

•

Positive effects in an amount of EUR 191 million as market values of securities and equity investments increased in the six months ended June 30, 2026, compared to positive effects of EUR 105 million for the corresponding period in 2025;

•

Net losses in an amount of EUR 34 million for the six months ended June 30, 2026 due to fair value changes of derivatives used exclusively for hedging purposes in closed risk positions, compared to net losses in an amount of EUR 222 million for the corresponding period in 2025; and

•

Expenses relating to promotional activities in an amount of EUR 237 million for the six months ended June 30, 2026, compared to expenses in an amount of EUR 246 million for the corresponding period in 2025.

KfW Group’s consolidated result for the six months ended June 30, 2026 amounted to a profit of EUR 877 million, compared to a profit of EUR 289 million for the corresponding period in 2025.

Promotional Business Volume

The following table sets forth a breakdown of commitments by business sector for the six months ended June 30, 2026, compared to the corresponding period in 2025.

PROMOTIONAL BUSINESS VOLUME BY BUSINESS SECTOR

	Six months ended June 30,		Year-to-Year
	2026	2025	% change
	(EUR in millions)		(in %)
SME Bank & Private Clients (Mittelstandsbank & Private Kunden)	32,896	21,181	55
Customized Finance & Public Clients (Individualfinanzierung & Öffentliche Kunden)	5,650	4,013	41
KfW Capital	389	146	166
Export and Project Finance (KfW IPEX-Bank)	15,442	11,606	33
KfW Entwicklungsbank	3,087	2,049	51
DEG – Deutsche Investitions- und Entwicklungsgesellschaft mbH	903	556	62
Financial Markets	70	—	N/A

Total Promotional Business Volume (1) (2)	57,737	39,422	46

(1)

Total promotional business for the six months ended June 30, 2026, has been adjusted for commitments of EUR 700 million, compared to EUR 128 million for the corresponding period in 2025, made by KfW IPEX-Bank relating to export and project finance and refinanced under certain programs of SME Bank.

(2)

Commitments represent the volume of funds committed for loans and other business transactions (with the exception of program-based global loans, RegioInnoGrowth (“RIG”) loans and global funding facilities to Landesförderinstitute) in the relevant period, including amounts to be disbursed in future periods, and do not include amounts disbursed in the relevant period pursuant to commitments made in prior periods. In the case of program-based global loans, RIG loans and global funding facilities to Landesförderinstitute, commitments represent the actual volume of funds disbursed in the relevant period.

KfW’s total promotional business volume increased to EUR 57.7 billion for the six months ended June 30, 2026, compared to EUR 39.4 billion for the corresponding period in 2025. The higher promotional business volume for the six months ended June 30, 2026, was primarily driven by a significant increase of the volumes committed under KfW’s business sector SME Bank & Private Clients.

Commitments in the SME Bank & Private Clients business sector amounted to EUR 32.9 billion for the six months ended June 30, 2026, compared to EUR 21.2 billion for the corresponding period in 2025. This increase was primarily driven by significantly higher commitments in the SME Bank (EUR 16.5 billion compared to EUR 10.2 billion for the corresponding period in 2025), as well as higher commitments in the Private Clients segment, especially for energy efficient buildings. The increase in volume of new commitments in the SME Bank segment was primarily driven by a sharp rise in demand for financing in the energy efficiency and renewable energies sector. There was still strong demand for financing to implement digitalization and innovation projects.

Commitments in the business sector Customized Finance & Public Clients amounted to EUR 5.7 billion for the six months ended June 30, 2026, compared to EUR 4.0 billion for the corresponding period in 2025. This increase was primarily driven by the increase in loan commitments to municipalities and social infrastructure projects in 2026.

Commitments related to KfW Capital increased to EUR 389 million for the six months ended June 30, 2026, compared to EUR 146 million for the corresponding period in 2025. This substantial increase is mainly due to increased investments through the fund investment facilities “ERP-Venture Capital-Fondsinvestments“, “GFF EIF Wachstumsfazilität“ and “ERP/Zukunftsfonds Wachstumsfazilität”.

Commitments in KfW’s Export and Project Finance business sector for the six months ended June 30, 2026 amounted to EUR 15.4 billion compared to EUR 11.6 billion for the corresponding period in 2025. While the Mobility and Energy departments accounted for approximately two thirds of total commitments, all sector departments contributed to new business.

Commitments related to KfW Entwicklungsbank increased to EUR 3.1 billion for the six months ended June 30, 2026, compared to EUR 2.0 billion for the corresponding period in 2025. This increase was mainly due to a significant rise in commitments for development and promotional loans.

Commitments of DEG increased to EUR 903 million for the six months ended June 30, 2026, compared to EUR 556 million for the corresponding period in 2025. This increase was primarily driven by the growth in the loan business, supported by the execution of DEG’s growth strategy and the further scaling of its financing operations.

Commitments in KfW’s Financial Markets business sector amounted to EUR 70 million for the six months ended June 30, 2026, all under KfW’s new promotional securitization portfolio. There were no such commitments in the corresponding period in 2025. See “—Other Recent Developments—Financial Markets—Asset Management”.

Sources of Funds

The volume of funding raised in the capital markets for the six months ended June 30, 2026 totaled EUR 58.2 billion, of which 59.6% was raised in euro, 21.7% in U.S. dollar and the remainder in nine other currencies.

Capitalization and Indebtedness of KfW Group as of June 30, 2026

(EUR in millions)
Borrowings
Short-term funds	42,166
Bonds and other fixed-income securities	429,759
Other borrowings	25,021
Total borrowings	496,946
Equity
Paid-in subscribed capital (1)	3,300
Capital reserve	8,447
Reserve from the ERP Special Fund	1,191
Retained earnings	28,433
Fund for general banking risks	0
Revaluation reserve	123
Total equity	41,494

Total capitalization	538,440

(1)

KfW’s equity capital, 80% of which is held by the Federal Government and the remaining 20% by the Länder, amounted to EUR 3,750 million as of June 30, 2026, of which EUR 3,300 million has been paid in pro rata by the Federal Government and the Länder.

The capitalization of KfW Group as of June 30, 2026 is not necessarily indicative of its capitalization to be recorded as of December 31, 2026.

KfW Group’s total equity as of June 30, 2026 was EUR 41,494 million, compared to EUR 40,623 million as of December 31, 2025. The increase of EUR 871 million in total equity reflected:

(i)	KfW Group’s consolidated profit of EUR 877 million for the six months ended June 30, 2026; and

(ii)	A decrease of EUR 8 million of revaluation reserves due to valuation results recognized directly in equity relating to pensions and own credit risk.

In connection with the phase-in of the analogous application of banking supervisory law to KfW, the provisions of the EU Capital Requirements Regulation (Regulation EU No 575/2013, “CRR”), the German Banking Act (Kreditwesengesetz) and the German Solvency Regulation (Solvabilitätsverordnung), which require banks to have adequate own funds (Eigenmittel) for the conduct of their business, have become applicable to KfW by analogy with effect from January 1, 2016. In June 2017, KfW received the approval from the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht) to calculate its regulatory capital requirements following the advanced internal ratings-based approach (“IRBA”) for a large part of its portfolio as of June 30, 2017. Due to the implementation of the CRR III in January 2025 a significant part of KfW’s portfolio migrated from the advanced to the foundation IRBA.

According to Article 92 of the CRR, both KfW’s total capital ratio and its Tier 1 capital ratio amounted to 28.1%, in each case as of June 30, 2026 (not taking into account the interim profit of the year to date. The decrease of the total capital ratio and the Tier 1 capital ratio compared to March 31, 2026, when the total capital ratio amounted to 28.5% and the Tier 1 capital ratio amounted to 28.4%, was mainly due to the moderate increase in total risk exposure amount, which is driven by a slight appreciation of the USD against the EUR and new businesses, as well as increased deduction items in the Common Equity Tier 1 capital (e.g., NPL Backstop, Prudent valuation).

Other Recent Developments

Financial Markets

Funding Volume for 2026

On July 2, 2026, KfW announced that the previously expected funding range of EUR 75 billion to EUR 80 billion will be increased to a full-year funding target of EUR 80 to 85 billion for 2026.

Asset Management

Pursuant to a federal mandate (Auftragsschreiben) from the German Federal Ministry for Economic Affairs and Energy from December 2025, KfW, as part of its promotional activities and the implementation of the Germany Fund (“Deutschlandfonds”), launched a new promotional securitization portfolio to support capital markets related financings in Germany and Europe, acting as investor in certain Asset Backed Securities or Asset Backed Commercial Paper transactions. KfW closed its first investment under this new portfolio in June 2026.

Changes in the Executive Board

On June 17, 2026, KfW announced the appointment by the KfW Board of Supervisory Directors of Dr. Susanne Maurenbrecher as Member of the Executive Board of KfW for three years with effect from October 1, 2026. She will assume responsibility for the business areas Information Technology, Operations and Transaction Management within the Executive Board. This involves taking on the roles of Chief Information Officer and Chief Operations Officer.

On March 26, 2026, KfW’s Board of Supervisory Directors appointed Brigitte Réthier to the Executive Board of KfW for a four-year term with effect from July 1, 2026, at the earliest, but no later than October 1, 2026. Ms. Réthier assumed her new role on July 15, 2026, and is successor to Christiane Laibach, who stepped down from the KfW Executive Board on July 31, 2026. Melanie Kehr has taken on responsibility for the Export and Project Finance business sector, which is based in the subsidiary KfW IPEX-Bank.

The relevant committee of the Board of Supervisory Directors signed off on the allocation of responsibilities at its meeting on June 17, 2026.

KfW’s Shareholdings Pursuant to Special Federal Mandates of the Federal Government

Pursuant to a Special Federal Mandate (Zuweisungsgeschäft) of the Federal Government, KfW entered into a sale and share purchase agreement in February with the Dutch state-owned companies TenneT Holding B.V. and TransTenneT B.V. to acquire a 25.1% equity participation in TenneT through KfW’s wholly-owned subsidiary Scopello GmbH. Following the fulfilment of all closing conditions and regulatory approvals the transaction closed on July 3, 2026. This investment is made at the Federal Republic’s economic risk and the opportunities and risks of this investment lie with the Federal Republic.

THE FEDERAL REPUBLIC OF GERMANY

Overview of Key Economic Figures

The following economic information regarding the Federal Republic is derived from the public official documents cited below. Certain of the information is preliminary.

Gross Domestic Product (GDP)

GROSS DOMESTIC PRODUCT

(adjusted for price, seasonal and calendar effects) (1)

Reference period	Percentage change on the previous quarter	Percentage change on the same quarter in previous year
2nd quarter 2025	0.0	0.4
3rd quarter 2025	0.0	0.3
4th quarter 2025	0.3	0.3
1st quarter 2026	0.4	0.7
2nd quarter 2026	0.2	0.9

(1)	Adjustment for seasonal and calendar effects according to the Census X13 method.

Germany’s gross domestic product (“GDP”) increased by 0.2% in the second quarter of 2026 compared to the first quarter of 2026, following adjustment for price, seasonal and calendar effects, after having increased at the beginning of 2026 (by a revised 0.4% in the first quarter of 2026 compared to the previous quarter; previously: 0.3%). The increase in GDP in the second quarter of 2026 was primarily driven by an increase in exports as compared to the previous quarter. Consumer spending developed cautiously, while investment decreased.

Compared to the second quarter of 2025, price-adjusted GDP in the second quarter of 2026 was 0.9% higher. Because the second quarters of 2026 and 2025 included the same number of business days, after adjusting for price and calendar differences, GDP in the second quarter of 2026 also increased by 0.9% compared to the same quarter of the previous year.

Source: Federal Statistical Office, Gross domestic product in the 2nd quarter of 2026 up 0.2% on the previous quarter, press release of July 30, 2026 (https://www.destatis.de/EN/Press/2026/07/PE26_269_811.html).

Inflation Rate

INFLATION RATE

(based on overall consumer price index)

Reference period	Percentage change on the previous period	Percentage change on the same period in previous year
July 2025	0.3	2.0
August 2025	0.1	2.2
September 2025	0.2	2.4
October 2025	0.3	2.3
November 2025	-0.2	2.3
December 2025	0.0	1.8
January 2026	0.1	2.1
February 2026	0.2	1.9
March 2026	1.1	2.7
April 2026	0.6	2.9
May 2026	-0.2	2.6
June 2026	-0.3	2.3
July 2026 (1)	0.8	2.8

(1)	Figures are preliminary.

According to provisional data from the Federal Statistical Office (Destatis), Germany’s consumer price index (CPI) increased in July 2026 by 2.8% year-over-year and 0.8% month-over-month. The inflation rate excluding food and energy, often referred to as core inflation, is expected to stand at +2.4% in July 2026. The harmonized index of consumer prices (HICP) increased provisionally by 2.8% year-over-year and 0.9% month-over-month. Energy prices in July 2026 are expected to be up 8.3% on the same month of the previous year. The rise in energy prices therefore accelerated again significantly in July 2026 (June 2026: +3.4% on June 2025; May 2026: +6.6% on May 2025).

Sources: Federal Statistical Office, Short-term indicators: Price indices at a glance (consumer prices, retail prices, producer prices, selling prices in wholesale trade, import prices, export prices). Tables with values and rates of change (https://www.destatis.de/EN/Themes/Economy/Short-Term-Indicators/Prices/pre110.html#241914); Federal Statistical Office, Inflation rate of +2.8% expected in July 2026, press release of July 30, 2026 (https://www.destatis.de/EN/Press/2026/07/PE26_270_611.html).

Unemployment Rate

UNEMPLOYMENT RATE

(percent of unemployed persons in the total labor force according to the

International Labour Organization (ILO) definition) (1)

Reference period	Original percentages	Adjusted percentages (2)
June 2025	3.6	3.8
July 2025	3.9	3.8
August 2025	3.9	3.8
September 2025	4.0	3.9
October 2025	3.6	3.9
November 2025	3.8	3.9
December 2025	3.7	3.9
January 2026	4.0	3.9
February 2026	3.9	3.9
March 2026	3.9	3.8
April 2026	3.9	3.8
May 2026	3.7	3.8
June 2026	4.0	3.9

(1)	The time series on unemployment are based on the German Labour Force Survey.

(2)	Trend cycle component (X-13-ARIMA method using JDemetra+; calculation by Eurostat).

Roughly 45.5 million persons resident in Germany were in employment in June 2026. According to provisional calculations of the Federal Statistical Office, the seasonally adjusted number of persons in employment fell by 23,000 (-0.1%) compared to the previous month. Without seasonal adjustment, the number of persons in employment in June 2026 was virtually unchanged compared to May 2026 (-5,000; 0.0%). In the period from January to May 2026, employment decreased by an average of 19,000 people per month.

Compared to June 2025, the number of persons in employment in June 2026 fell significantly by 223,000 (-0.5%), continuing the downward trend in year-on-year labor market figures observed since January 2025. Compared to the same month a year earlier, the rate of change was -0.4% in the months from January to April 2026, and stood at -0.5% in May 2026 as well.

According to provisional calculations, the number of persons in employment whose place of employment was in Germany (domestic concept) averaged roughly 45.69 million in the 2nd quarter of 2026. Following seasonal adjustment, the number of persons in employment was down by 53,000 (-0.1%) from the previous quarter.

Sources: Federal Statistical Office, Employment in June 2026 down on the previous month after seasonal adjustment, press release of July 31, 2026 (https://www.destatis.de/EN/Press/2026/07/PE26_271_132.html); Federal Statistical Office, Short-term indicators—ILO labour market statistics (https://www.destatis.de/EN/Themes/Economy/Short-Term-Indicators/Labour-Market/arb410a.html); Short-term indicators—Unemployment, Unemployment rate (https://www.destatis.de/EN/Themes/Economy/Short-Term-Indicators/Labour-Market/arb422a.html).

Current Account and Foreign Trade

CURRENT ACCOUNT AND FOREIGN TRADE

	(balance in EUR billions) (1)
Item	January-May 2026	January-May 2025
Goods	82.7	87.8
Services	-24.7	-26.2
Primary income	58.8	51.0
Secondary income	-28.1	-22.6

Current account	88.7	90.0

(1)	Figures may not add up due to rounding.

Source: Deutsche Bundesbank, Balance of payments statistics—Major items of the German balance of payments, July 13, 2026 (https://statistiken.bundesbank.de/caas/v1/media/810962/data/f6af10ee67447d0ca68a8ad82b8cf4a5).

Economic Outlook

On July 14, 2026, the Federal Ministry for Economic Affairs and Energy published its assessment of the economic situation in Germany for July 2026. According to the report, the economic situation in Germany had brightened slightly by mid-year 2026. The escalation of the war in the Middle East weighed on economic activity in the spring through higher energy prices and supply chain disruptions. However, the latest indicators point to an economic stabilization. The framework agreement reached between the United States and Iran in mid-June, together with the subsequent marked decline in oil prices, is likely to have contributed to an improvement in sentiment. Nevertheless, uncertainty regarding the future course of the conflict remains high in view of the renewed air strikes in Iran. Over the remainder of the year, provided energy-price-related pressures continue to ease, a cyclical recovery can be expected, supported by the Federal Government’s fiscal stimulus.

Industrial activity stabilized towards the middle of the second quarter. Both new orders and output increased compared to the previous month. In the less volatile three-month comparison, however, they were broadly flat. In view of the still high level of geopolitical uncertainty and ongoing supply bottlenecks, the outlook for industry remained subdued. The number of corporate insolvencies remained high. According to official statistics, a total of 24,599 corporate insolvencies were reported from May 2025 to April 2026 (8.3% rise year-on-year). The IWH insolvency trend, which is two months ahead of the official statistics, shows that 18,368 insolvencies of partnerships and corporations were reported from July 2025 to June 2026 (8.8% rise year-on-year).

Source: Bundesministerium für Wirtschaft und Energie, The Economic Situation in the Federal Republic of Germany in July 2026 (https://www.bundeswirtschaftsministerium.de/Redaktion/EN/Pressemitteilungen/Wirtschaftliche-Lage/2026/20260714-the-economic-situation-july-2026.html).

Other Recent Developments

Monetary Policy

On July 23, 2026, the Governing Council of the European Central Bank (“ECB”) decided to keep the three key ECB interest rates – the main refinancing operations, the marginal lending facility and the deposit facility rate –unchanged at 2.25% (deposit facility), 2.40% (main refinancing operations) and 2.65% (marginal lending facility).

This decision followed the Governing Council’s decision on June 11, 2026 to increase these three interest rates by 25 basis points to 2.25% (deposit facility), 2.40% (main refinancing operations) and 2.65% (marginal lending facility). That decision marked the first time that the Governing Council had changed the ECB’s three key interest rates since its monetary policy decision of June 5, 2025, when it reduced each rate by 25 basis points.

In explaining its June 11, 2026 decision to increase the ECB’s key interest rates, the Governing Council cited increased inflation and expectations for inflation, particularly as a consequence of the current war in the Middle East; a downward revision for economic growth expectations in the Eurozone; and persistent uncertainty with regard to the Eurozone’s economic outlook.

While the Governing Council reiterated that it is determined to ensure inflation stabilizes at its 2% target over the medium term, it does not pre-commit to a particular rate path, and future decisions will remain contingent on an updated assessment of the inflation outlook and the risks surrounding it.

The Governing Council reported that the asset purchase programme (APP) and pandemic emergency purchase programme (PEPP) portfolios are declining at a measured and predictable pace, as the Eurosystem no longer reinvests the principal payments from maturing securities.

Sources: European Central Bank, Monetary policy decisions, press release of July 23, 2026 (https://www.ecb.europa.eu/press/pr/date/2026/html/ecb.mp260723~29f24d99bc.en.html); European Central Bank, Monetary policy decisions, press release of June 11, 2026 (https://www.ecb.europa.eu/press/pr/date/2026/html/ecb.mp260611~4d41bd5e83.en.html).

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant KfW has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized.

KfW

By:	/s/ TIM ARMBRUSTER
	Name:	Tim Armbruster
	Title:	Senior Vice President and Treasurer

By:	/s/ JOCHEN LEUBNER
	Name:	Jochen Leubner
	Title:	Vice President

Date: August 5, 2026